Michael Page International
Corporate Office, Page House, 1 Dashwood Lang Road,
The Bourne Business Park, Addlestone, Weybridge, Surrey KT15 2QW
t 01932 264 000 f 01932 264 297
e groupaccounts@michaelpage.com

RECEIVED

2007 OCT -4

28 September 2007 File No. 82-5162

Mary Cassio
Securities and Exchange Commission
Office of International Corporate Finan[redacted]
Room 3094 (Stop 3-2)
450 Fifth Street NW
Washington DC 20549
USA

07027080

SUPPL

Dear Ms Cassio

Michael Page International plc – Rule 12g3-2(b) Exemption

For the purposes of the above Company's on-going reporting obligations under the above exemption, I enclose a copy of the following submissions:-

1. Transaction in own shares
2. Transaction in own shares
3. Transaction in own shares
4. Total voting rights
5. Transaction in own shares
6. Transaction in own shares
7. Transaction in own shares
8. Transaction in own shares
9. Analyst and Investor briefing

PROCESSED
OCT 16 2007
THOMSON
FINANCIAL

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act 1934.

Yours sincerely

pp.

Jeremy Tatham
Controller – Corporate Reporting

Direct Line 01932 264143
jeremytatham@michaelpage.com

Regulatory Announcement

Go to market news section

Free annual report

Company	Michael Page International PLC
TIDM	MPI
Headline	Transaction in Own Shares
Released	18:28 23-Aug-07
Number	7452C

Michael Page
INTERNATIONAL

RNS Number:7452C
Michael Page International PLC
23 August 2007

Headline: Transaction in own shares

The Company purchased for cancellation on 23rd August 2007 440,021 ordinary shares at a price of 460.19 pence per share. Following the cancellation of these shares, the outstanding issued share capital of the Company will be 330,013,253 ordinary shares.

Michael Page International plc's capital consists of 330,013,253 ordinary shares with voting rights. Following the above purchase, Michael Page International plc holds no ordinary shares as treasury shares.

Therefore, the total number of shares with voting rights in Michael Page International plc is 330,013,253.

The above figure 330,013,253 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Michael Page International plc under the FSA's Disclosure and Transparency Rules.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Company	Michael Page International PLC
TIDM	MPI
Headline	Transaction in Own Shares
Released	17:59 24-Aug-07
Number	8155C

Michael Page
INTERNATIONAL

RNS Number:8155C
Michael Page International PLC
24 August 2007

Headline: Transaction in own shares

The Company purchased for cancellation on 24th August 2007 405,946 ordinary shares at a price of 464.33 pence per share. Following the cancellation of these shares, the outstanding issued share capital of the Company will be 329,607,307 ordinary shares.

Michael Page International plc's capital consists of 329,607,307 ordinary shares with voting rights. Following the above purchase, Michael Page International plc holds no ordinary shares as treasury shares.

Therefore, the total number of shares with voting rights in Michael Page International plc is 329,607,307.

The above figure 329,607,307 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Michael Page International plc under the FSA's Disclosure and Transparency Rules.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Regulatory Announcement

Go to market news section

Free annual report

Company	Michael Page International PLC
TIDM	MPI
Headline	Transaction in Own Shares
Released	15:42 28-Aug-07
Number	8839C

Michael Page
INTERNATIONAL

RNS Number:8839C
Michael Page International PLC
28 August 2007

Headline: Transaction in own shares

The Company purchased for cancellation on 28th August 2007 154,033 ordinary shares at a price of 469.69 pence per share. Following the cancellation of these shares, the outstanding issued share capital of the Company will be 329,453,274 ordinary shares.

Michael Page International plc's capital consists of 329,453,274 ordinary shares with voting rights. Following the above purchase, Michael Page International plc holds no ordinary shares as treasury shares.

Therefore, the total number of shares with voting rights in Michael Page International plc is 329,453,274.

The above figure 329,453,274 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Michael Page International plc under the FSA's Disclosure and Transparency Rules.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Michael Page International PLC
TIDM	MPI
Headline	Total Voting Rights
Released	12:01 31-Aug-07
Number	0929D

Michael Page
INTERNATIONAL

RNS Number:0929D
Michael Page International PLC
31 August 2007

Michael Page International plc

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

As at the date of this announcement, Michael Page International plc's capital consists of 329,472,652 ordinary shares with voting rights. No ordinary shares are held in Treasury.

Therefore, the total number of voting rights in Michael Page International plc is 329,472,652.

The above figure of 329,472,652 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Michael Page International plc's under the FSA's Disclosure and Transparency Rules.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Michael Page International PLC
TIDM	MPI
Headline	Transaction in Own Shares
Released	17:09 04-Sep-07
Number	2977D

Michael Page INTERNATIONAL

RNS Number:2977D
Michael Page International PLC
04 September 2007

Headline: Transaction in own shares

The Company purchased for cancellation on 4th September 2007 250,000 ordinary shares at a price of 481.35 pence per share. Following the cancellation of these shares, the outstanding issued share capital of the Company will be 329,246,444 ordinary shares.

Michael Page International plc's capital consists of 329,246,444 ordinary shares with voting rights. Following the above purchase, Michael Page International plc holds no ordinary shares as treasury shares.

Therefore, the total number of shares with voting rights in Michael Page International plc is 329,246,444.

The above figure 329,246,444 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Michael Page International plc under the FSA's Disclosure and Transparency Rules.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

82-5162

Regulatory Announcement

Go to market news section

Free annual report

Company	Michael Page International PLC
TIDM	MPI
Headline	Transaction in Own Shares
Released	17:18 05-Sep-07
Number	3772D

Michael Page
INTERNATIONAL

RNS Number:3772D
Michael Page International PLC
05 September 2007

Headline: Transaction in own shares

The Company purchased for cancellation on 5th September 2007 514,415 ordinary shares at a price of 476.23 pence per share. Following the cancellation of these shares, the outstanding issued share capital of the Company will be 328,732,029 ordinary shares.

Michael Page International plc's capital consists of 328,732,029 ordinary shares with voting rights. Following the above purchase, Michael Page International plc holds no ordinary shares as treasury shares.

Therefore, the total number of shares with voting rights in Michael Page International plc is 328,732,029.

The above figure 328,732,029 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Michael Page International plc under the FSA's Disclosure and Transparency Rules.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Go to market news section

Company	Michael Page International PLC
TIDM	MPI
Headline	Transaction in Own Shares
Released	17:22 06-Sep-07
Number	4580D

Michael Page
INTERNATIONAL

RNS Number:4580D
Michael Page International PLC
06 September 2007

Headline: Transaction in own shares

The Company purchased for cancellation on 6th September 2007 800,000 ordinary shares at a price of 470.50 pence per share. Following the cancellation of these shares, the outstanding issued share capital of the Company will be 327,933,339 ordinary shares.

Michael Page International plc's capital consists of 327,933,339 ordinary shares with voting rights. Following the above purchase, Michael Page International plc holds no ordinary shares as treasury shares.

Therefore, the total number of shares with voting rights in Michael Page International plc is 327,933,339.

The above figure 327,933,339 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Michael Page International plc under the FSA's Disclosure and Transparency Rules.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Michael Page International PLC
TIDM	MPI
Headline	Transaction in Own Shares
Released	17:19 07-Sep-07
Number	5359D

Michael Page
INTERNATIONAL

RNS Number:5359D
Michael Page International PLC
07 September 2007

Headline: Transaction in own shares

The Company purchased for cancellation on 7th September 2007 600,000 ordinary shares at a price of 458.97 pence per share. Following the cancellation of these shares, the outstanding issued share capital of the Company will be 327,333,339 ordinary shares.

Michael Page International plc's capital consists of 327,333,339 ordinary shares with voting rights. Following the above purchase, Michael Page International plc holds no ordinary shares as treasury shares.

Therefore, the total number of shares with voting rights in Michael Page International plc is 327,333,339.

The above figure 327,333,339 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Michael Page International plc under the FSA's Disclosure and Transparency Rules.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Company	Michael Page International PLC
TIDM	MPI
Headline	Analyst and Investor Briefing
Released	07:01 12-Sep-07
Number	6864D

Michael Page INTERNATIONAL

12 September 2007

Michael Page International plc

Analyst and Investor Briefing

Michael Page International plc ("Michael Page"), the specialist recruitment consultancy, is today hosting a briefing for analysts and investors. The briefing will focus on Michael Page's continuing strategy and business model, scope for future growth, market trends and the depth of senior management. The Group will also set out the scope for developing Michael Page in China, the Americas and Europe.

No material new information will be disclosed in the presentations and there will be no statement on current trading. The Group will issue its Q3 2007 trading update on 4 October 2007.

The presentations and a recording of the briefing will be available on Michael Page's website from around midday tomorrow at http://investors.michaelpage.co.uk.

- Ends -

Enquiries

Michael Page International plc		01932 264144
Steve Ingham	Chief Executive	
Stephen Puckett	Group Finance Director	
Financial Dynamics		020 7269 7121
Richard Mountain / Susanne Yule		

END

Close

END